
Mail Stop 3233

July 29, 2016

Via E-mail
William Tsu-Cheng Yu
Chief Executive Officer
Prime Acquisition Corp.
No. 322, Zhongshan East Road
Hebi Province, 050011
People's Republic of China

> **Re: Prime Acquisition Corp.**
> **Registration Statement on Form F-1**
> **Filed July 5, 2016**
> **File No. 333-212397**

Dear Mr. Yu:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you intend for this registration statement to constitute as post-effective amendment no. 1 to the Form F-1 that went effective in March 2011. We also note that a post-effective amendment to update the prospectus for purposes of Section 10(a)(3) of the Securities Act does not appear to have been previously filed. Please advise us if, under the previous registration statement, any issuance of shares resulting from the exercise of the warrants has occurred since effectiveness, and if so, how such sales were in compliance with Section 5 of the Securities Act.

2.   It appears that you are seeking to register this transaction as a resale pursuant to Rule 415(a)(1)(i) of the Securities Act. We note the amount being registered and that the majority of the selling shareholders appear to be your affiliates. With respect to these

individuals, it appears that they may be conducting a primary offering on your behalf. Because you are not eligible to conduct a primary at-the-market offering, please revise your disclosure to clarify that the offering of shares by your affiliates will be made at a fixed price. Refer to Rule 415(a)(4). Alternatively, please provide an analysis explaining your basis for relying on Rule 415(a)(1)(i) and concluding that this transaction is not being conducted by or on behalf of the issuer. Refer to Compliance and Disclosure Interpretation, Securities Act Rules, Question 612.09.

Selling Shareholders, page 41

3.   Please tell us whether any of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer. If any of the selling shareholders are broker-dealers or affiliates of a broker-dealer, tell us supplementally whether any of the selling shareholders received these shares as underwriting compensation. We may have additional comments.

4.   For those selling shareholders that are entities, please disclose the natural persons who control the selling security holder and that have had a material relationship with the issuer or any of its predecessors or affiliates within the last three years. Also describe such relationship.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Stacie Gorman at 202-551-3585 or me at 202-551-3233 with any other questions.

         Sincerely,

         /s/ Tom Kluck

         Legal Branch Chief
         Office of Real Estate and
         Commodities

Cc: Mitchell S. Nussbaum
    Loeb & Loeb LLP